     As filed with the Securities and Exchange Commission on August 31, 1999
                                                      Registration No. 333-79097

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                            ------------------------

                               WORLD ACCESS, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                      58-2398004
 (State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                       Identification No.)

                           945 EAST PACES FERRY ROAD
                                   SUITE 2200
                             ATLANTA, GEORGIA 30326
                                 (404) 231-2025

               (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                                 MARK A. GERGEL
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               WORLD ACCESS, INC.
                            945 EAST PACES FERRY ROAD
                                   SUITE 2200
                             ATLANTA, GEORGIA 30326
                                 (404) 231-2025
                    (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)

                             -----------------------

                          Copies of Communications to:
                          LEONARD A. SILVERSTEIN, ESQ.
                           LONG ALDRIDGE & NORMAN LLP
                            5300 ONE PEACHTREE CENTER
                              303 PEACHTREE STREET
                           ATLANTA, GEORGIA 30308-3201
                                 (404) 527-4000
                             -----------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                           ----------------

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
                   ------------------

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE





--------------------------------------- -------------------- ----------------- -------------------- --------------------

                                                                Proposed            Proposed
                                                                 maximum            maximum
           Title of shares                    Amount          offering price       aggregate             Amount of
                to be                          to be               per              offering            registration
              registered                    registered            share(1)           price(1)              fee(1)
--------------------------------------- -------------------- ----------------- -------------------- --------------------
Common Stock, $.01 par value per share      393,060           $11.469            $4,508,005            $1,253.23
--------------------------------------- -------------------- ----------------- -------------------- --------------------

(1) Pursuant to Rule 457(c), the proposed offering price and registration fee are based upon the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on May 19, 1999. This amount was previously paid when this Registration Statement was originally filed on May 21, 1999.

                              ---------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITY HOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS




                            [LOGO] WORLD ACCESS, INC.

                      393,060 SHARES OF WORLD ACCESS, INC.
                                  COMMON STOCK
                     --------------------------------------

                                  TERMS OF SALE





         This prospectus relates to the resale by their holders of shares of common stock of World Access, Inc. The common stock is listed on the Nasdaq National Market under the trading symbol "WAXS." On August 30, 1999, the last reported sale price of the common stock on the Nasdaq National Market was $13.1875 per share.

         The principal executive offices of World Access are located at 945 East Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326, and the telephone number is (404) 231-2025.

                               -------------------

        THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


                               ------------------


         THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------






















                 Subject to completion, dated __________, 1999.

                                TABLE OF CONTENTS


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                                                                            Page
                                                                            ----


PROSPECTUS SUMMARY .....................................................       3

RISK FACTORS ...........................................................       3
         Risk Factors Related to Us ....................................       3
         Risk Factors Related to Our Equipment Group ...................       7
         Risk Factors Related to Our Telecommunications Group ..........       8
         Risk Factors Related to Our Common Stock ......................      11
         Forward-Looking Statements ....................................      12

RECENT DEVELOPMENTS ....................................................      13

USE OF PROCEEDS ........................................................      13

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS ...................      13

SELLING SECURITY HOLDERS ...............................................      15

PLAN OF DISTRIBUTION ...................................................      16

LEGAL MATTERS ..........................................................      18

EXPERTS ................................................................      18

WHERE YOU CAN FIND MORE INFORMATION ....................................      19

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ........................      20

                               PROSPECTUS SUMMARY


THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THIS OFFERING, WE ENCOURAGE YOU TO READ THIS PROSPECTUS IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.


WORLD ACCESS, INC.


         We provide international long distance voice and data services and proprietary network equipment to the global telecommunications markets. Our World Access Telecommunications Group provides wholesale international long distance services through a combination of our own international network facilities, various international routing relationships and resale arrangements with other international long distance service providers. Our World Access Equipment Group develops, manufactures and markets digital switches, billing and network telemanagement systems, cellular base stations, fixed wireless local loop systems, intelligent multiplexers, digital microwave radio systems and other telecommunications network products.


THE COMMON STOCK


         Securities Offered. 393,060 shares of common stock of World Access offered for resale for the account of holders of common stock.


         Trading. The common stock trades on the Nasdaq National Market under the symbol "WAXS."


PLAN OF DISTRIBUTION

         The holders of the shares of common stock offered by this prospectus may offer and sell them from time to time pursuant to this prospectus through registered broker dealers on applicable exchanges or automated interdealer quotation systems at market prices prevailing at the time of the sale, through privately negotiated transactions or through other methods described in this prospectus. The broker dealers may receive compensation in the form of commissions or otherwise in such amounts as may be negotiated between the selling security holders and the broker dealers. As of the date of this prospectus, no agreements have been reached for the resale of securities under this prospectus or the amount of any compensation to be paid to broker dealers in connection therewith.

USE OF PROCEEDS

         We will not receive any proceeds from the sale of the securities. Rather, all proceeds will be payable to the selling security holders, less any compensation payable by the selling security holders to broker dealers in the form of commissions or otherwise.


                                  RISK FACTORS

         You should carefully consider the following factors, in addition to the other information contained in this prospectus, in evaluating an investment in the common stock.

RISK FACTORS RELATED TO US



          OUR INABILITY TO INTEGRATE ACQUIRED COMPANIES PROFITABLY COULD ADVERSELY AFFECT OUR FINANCIAL AND OPERATIONAL RESULTS. An element of our growth strategy is to acquire companies that complement or expand our existing business. If we are unable to successfully integrate acquired businesses, we may not be able to realize anticipated cost efficiencies, operational and other benefits in a timely manner, and we may incur substantial costs and delays or other operational, technical or financial problems. In addition, the failure to successfully integrate acquisitions may divert management's attention from our existing business and may damage our relationships with our key customers and employees.



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

         FUTURE ACQUISITIONS MAY SIGNIFICANTLY DECREASE OUR STOCKHOLDERS' PERCENTAGE OWNERSHIP IN WORLD ACCESS, REDUCE OUR PROFITABILITY AND HINDER OUR ABILITY TO RAISE CAPITAL. We may issue securities in future acquisitions that could significantly reduce our stockholders' equity ownership in World Access and reduce our earnings on a per share basis. We also may incur additional debt and amortization expense related to goodwill and other intangible assets acquired in future acquisitions. This additional debt and amortization expense may reduce significantly our profitability and hinder our ability to raise capital in the future.

         WE MAY BE UNABLE TO MANAGE EFFECTIVELY OUR RAPID GROWTH, WHICH MAY MATERIALLY ADVERSELY AFFECT THE QUALITY OF OUR PRODUCTS AND SERVICES AND OUR ABILITY TO RETAIN KEY PERSONNEL. Our rapid growth from recent acquisitions and the expansion of our operations has placed significant demands on our resources. If we are unable to manage our growth effectively, the quality of our products and services and our ability to retain key personnel could be materially adversely affected. To successfully manage our growth, we will need to continue to improve our operational, financial and management information systems and to motivate and effectively manage our employees.

         WE MAY SUSTAIN MATERIAL LIABILITY AS A RESULT OF STOCKHOLDER SUITS AGAINST US. Following our announcement in January 1999 regarding our earnings expectations for the quarter and year ended December 31, 1998 and the subsequent decline in the price of our common stock, a number of stockholders filed class action complaints against us.

         The plaintiffs alleged violations of the federal securities laws and have requested an unspecified amount of damages in their complaints. Although we do not believe that we have violated the federal securities laws, we may have to pay substantial damages if the plaintiffs are successful in their actions.

         RESTRICTIONS UNDER OUR CREDIT FACILITY MAY REQUIRE US TO MAKE BUSINESS DECISIONS THAT ARE ADVERSE TO OUR LONG TERM INTERESTS AND THE INTERESTS OF OUR STOCKHOLDERS. Restrictions under our $75.0 million revolving line of credit facility may require us to make business decisions that are adverse to our long term interests and to the interests of the holders of our common stock, including the holders of the shares purchased pursuant to this prospectus. For example, we generally must obtain the lenders' consent and sometimes prepay a portion of the outstanding debt under the credit facility before we can issue securities, enter into acquisitions for cash or securities, dispose of our assets or incur additional debt. We also must maintain certain operating ratios and achieve specified financial thresholds.


         Upon a default under our credit facility, the lenders may require us to immediately repay the entire amount outstanding under the credit facility. If we cannot repay these borrowings, we may need to seek the protection of the federal bankruptcy laws to continue operating our business. Even if we were able to repay all amounts owed under the credit facility, our business, financial condition and results of operations would be materially adversely affected due to the resulting loss in liquidity. In addition, in the event of a default under the credit facility that we do not cure, the lenders could foreclose on the collateral securing our obligations, which would result in the lenders owning and having effective control over our operations.


         AS A HOLDING COMPANY, OUR LIQUIDITY COULD BE ADVERSELY AFFECTED IF OUR SUBSIDIARIES ARE UNABLE TO DISTRIBUTE MONEY TO US. As a holding company without significant income from operations, we are dependent upon the income from our operating subsidiaries to meet our operating expenses. If our operating subsidiaries are unable to pay dividends or



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

otherwise distribute amounts to us sufficient to cover our operating expenses, then we may be subject to liquidity problems, even if, on a consolidated basis, our operating subsidiaries are profitable.


         WE MAY LOSE MARKET SHARE AND FACE PRICING PRESSURES IF WE ARE NOT ABLE TO COMPETE SUCCESSFULLY WITH OTHER TELECOMMUNICATIONS FIRMS. The segments of the telecommunications industry in which we operate are intensely competitive. We believe that competition will continue to increase, placing downward pressure on prices, thus adversely affecting our gross margins. Many of the long distance providers and telecommunications equipment manufacturers with whom we compete have significantly more extensive engineering, manufacturing, marketing, financial and technical resources than we. We are uncertain whether we can continue to compete successfully with our competitors.

         Additionally, the telecommunications industry is in a period of rapid technological evolution, marked by the introduction of competitive product and service offerings, such as the utilization of the Internet for international voice and data communications. Technological developments by our competitors may challenge our competitive position or increase the amount of expenditures that will be required for us to respond to a rapidly changing technological environment.

         WE MAY BE UNABLE TO PROTECT AND MAINTAIN THE COMPETITIVE ADVANTAGE OF OUR INTELLECTUAL PROPERTY RIGHTS. We rely on contractual rights, trade secrets, trademarks and copyrights to establish and protect our proprietary rights in our products. In the future, we may be required to bring or defend against litigation to enforce any patents issued or assigned to us, to protect trademarks, trade secrets and other intellectual property rights we own, to defend against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Regardless of the ultimate outcome, any litigation could be costly and could divert management's attention from the operations of our business. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition and results of operations.

         Although we presently hold several patents for certain of our existing products and have several patent applications pending, not all of our products are covered by patents. We have not conducted a formal patent search relating generally to the technology used in our products. In addition, since a patent application in the United States is not publicly disclosed until the patent is issued and foreign patent applications generally are not publicly disclosed for at least a portion of the time that they are pending, applications may have been filed which, if issued as patents, would relate to our products.

         Software comprises a substantial portion of the technology in our products. The scope of protection accorded to patents covering software-related inventions is evolving and is subject to a degree of uncertainty that may increase our risk of litigation and costs if we discover the existence of third party patents related to our software products or if such patents are asserted against us in the future.

         IF WE ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL, WE MAY NOT BE ABLE TO SUCCESSFULLY OPERATE OUR BUSINESS. We are highly dependent on the services of several key executive officers and technical employees, particularly John D. Phillips, our Chief Executive Officer. In addition, we will need to hire additional skilled personnel to support the continued growth of our business. The market for skilled personnel, especially those with the technical abilities we




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


require, is currently very competitive, and we must compete with much larger companies with significantly greater resources to attract and retain these persons. If we are unable to retain the services of Mr. Phillips and other key management and technical personnel or to attract such personnel in the future, we may not be able to successfully operate our business.

         GOVERNMENT REGULATORY POLICIES MAY INCREASE PRICING PRESSURES IN OUR INDUSTRY AND DECREASE DEMAND FOR OUR SERVICES AND PRODUCTS. We expect that government regulatory policies, including the Telecommunications Act of 1996, are likely to continue to have a major impact on the pricing of both existing and new public network services and possibly accelerate the entrance of new competitors and consolidation of the industry. These trends may decrease demand for our services and products that support these services. Tariff rates, whether determined autonomously by telecommunications service providers or in response to regulatory directives, may affect the cost effectiveness of deploying public network services. User uncertainty regarding future policies may also decrease demand for our telecommunications products and services.

         OUR SIGNIFICANT RELIANCE ON INTERNATIONAL SALES COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION BECAUSE OF INTERNATIONAL REGULATORY CHANGES, POLITICAL AND ECONOMIC INSTABILITY AND COLLECTION EFFORTS. International sales represented approximately 10.1% of our total sales in the six months ended June 30, 1999 and 14.8% of our total sales in the year ended December 31, 1998. We intend to increase our international sales, which are subject to inherent risks, including:


- unexpected changes in regulatory requirements, tariffs or other barriers;
-        difficulties in staffing and managing foreign operations;
-        longer payment cycles;

-        unstable political and economic environments;
-        greater difficulty in accounts receivable collection;
-        potentially adverse tax consequences;
-        dependence on foreign partners; and
-        fluctuations in foreign currency values.

         WE MAY FACE LIABILITY UNDER THE FOREIGN CORRUPT PRACTICES ACT. The international operations of our Telecommunications Group are subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. We may face liability under the Foreign Corrupt Practices Act as a result of past or future actions taken without the knowledge of our Telecommunications Group by agents, strategic partners and other intermediaries.

         OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW MAY INHIBIT A TAKEOVER OF WORLD ACCESS. Certain provisions of our restated Certificate of Incorporation, our restated Bylaws and the Delaware General Corporation Law could, together or separately, discourage potential acquisition proposals or delay or prevent a change in control. Currently, those provisions include a classified Board of Directors, a prohibition on written consents in lieu of meetings of the stockholders and the authorization to issue up to 10,000,000 shares of preferred stock and up to 150,000,000 shares of common stock. Our Board of Directors has the power to issue any or all of these additional shares without stockholder approval, subject to the rules of the Nasdaq Stock Market, and the preferred shares can be issued with such rights, preferences and limitations as may be determined by the Board. The rights of the holders of common stock will be subject to, and may be adversely affected by, the commitments or contracts to issue any additional shares of common stock or any shares of preferred stock. Authorized and unissued preferred stock and common stock could delay, discourage, hinder or preclude our unsolicited acquisition, could




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

make it less likely that the stockholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of, and the voting and other rights of, the holders of outstanding shares of common stock.


         WE MAY LOSE REVENUE OR INCUR ADDITIONAL COSTS BECAUSE OF A FAILURE TO ADEQUATELY ADDRESS THE YEAR 2000 ISSUE. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000.

         We are in the final phase of completing our Year 2000 Readiness Plan which is the remediation phase. Until we have completed our verification testing of our remediation efforts, we cannot be certain that our efforts to address Year 2000 issues are appropriate, adequate or complete. In addition, we may be adversely affected by Year 2000 problems experienced by suppliers or customers. Although we are conducting an external review of third parties with whom we do business, we are limited in our ability to determine the ability of these parties to address Year 2000 issues.


         As a result, we may suffer various consequences, including:

- We may experience a significant number of operational inconveniences and inefficiencies for us, our customers and our suppliers that may divert our time and attention and financial and human resources from our ordinary business activities;
- We and companies on which we rely may suffer serious system failures that may require significant efforts by us, our customers and our suppliers to prevent or alleviate material business disruptions; and
- We may experience a significant loss of revenues or incur a significant amount of unanticipated expenses.

RISK FACTORS RELATED TO OUR EQUIPMENT GROUP


         THE LOSS OF, OR A MATERIAL REDUCTION IN ORDERS BY, ONE OR MORE OF OUR EQUIPMENT GROUP'S KEY CUSTOMERS COULD MATERIALLY DECREASE OUR REVENUES. A small number of customers historically has accounted for a significant percentage of our Equipment Group's total sales. For the six months ended June 30, 1999, one customer accounted for 10.1% of our Equipment Group's total sales and our top ten customers accounted for 51.8% of total sales. For the year ended December 31, 1998, no customer individually accounted for more than 10.0% of our Equipment Group's total sales and our top ten customers accounted for 30.1% of our Equipment Group's total sales. Our customers typically are not obligated contractually to purchase any quantity of products or services in any particular period. The loss of, or a material reduction in orders by, one or more key customers could materially decrease our revenues.

         RAPID TECHNOLOGICAL DEVELOPMENT AND NEW PRODUCTS INTRODUCED BY OUR COMPETITORS COULD MAKE OUR PRODUCTS OBSOLETE. Our failure to introduce new products and services and to respond to industry changes on a timely and cost effective basis could make our products obsolete and could impair our ability to meet the demands of our customers. The introduction and marketing of new or enhanced products and services require us to manage the transition from existing products in order to minimize disruption in customer purchasing patterns. There can be no assurance that we will successfully manage the transition to new or enhanced products or services. Further, there can be no assurance that products, services or technologies developed by others will not render our products, services or technologies obsolete.




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


         From time to time, we or our competitors may announce new products, services, capabilities or technologies that have the potential to replace or shorten the life cycle of our existing product and service offerings. There can be no assurance that announcements of product enhancements or new product or service offerings will not cause customers to defer purchasing our existing products or cause resellers to return products. Any such deferrals, cancellations or returns could materially decrease our revenues.

         OUR NEW PRODUCTS MAY CONTAIN UNDETECTED ERRORS RESULTING IN THE LOSS OR DELAY OF MARKET ACCEPTANCE OF OUR PRODUCTS. Products as complex as ours may contain undetected errors or failures when first introduced or as new versions are released. Such errors have occurred in our products in the past. The occurrence of these errors could result in the following:

-        the loss or delay in market acceptance of our products;
-        the diversion of development resources;
-        damage to our reputation; or
-        increased service or warranty costs.

         OUR RELIANCE ON THIRD PARTY SUPPLIERS FOR CERTAIN PRODUCTS AND KEY COMPONENTS COULD HINDER OUR ABILITY TO SATISFY CUSTOMER DEMANDS OR OUR GROWTH OBJECTIVES. Failure to obtain products and key components from third party suppliers on a timely and cost effective basis could have a material adverse effect on our business, financial condition and results of operations. We purchase substantially all of our components and other parts from suppliers on a purchase order basis and do not maintain long-term supply arrangements. We obtain several components, primarily custom hybrid integrated circuits, from a single source. Accordingly, there can be no assurance that we will be able to continue to obtain sufficient quantities of products or key components as required or that these products or key components, if obtained, will be available to us on commercially favorable terms.

         DELAYS AND COSTS INCURRED IN ACHIEVING COMPLIANCE WITH GOVERNMENT REGULATIONS AND EVOLVING INDUSTRY STANDARDS COULD ADVERSELY AFFECT OUR REVENUES. Any products' failure to comply with the various existing and evolving regulations and industry standards or the delays and costs incurred in achieving compliance with these regulations and standards could materially decrease our revenues, increase our costs and reduce our profitability. Our products must meet a significant number of voice and data communications regulations and standards, some of which are evolving as new technologies are deployed. In the United States, these products and services must comply with various regulations promulgated by the Federal Communications Commission, as well as with standards established by Bell Communications Research. Internationally, our products and services must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of the International Telecommunications Union.


RISK FACTORS RELATED TO OUR TELECOMMUNICATIONS GROUP


         OUR TELECOMMUNICATIONS GROUP MAY LOSE SOME EXISTING AND POTENTIAL CUSTOMERS BECAUSE OF COMPETITION AND CONSOLIDATION. A majority of the U.S.-based international telecommunications services revenue is currently generated by AT&T and Sprint Corporation. Our Telecommunications Group also competes with MCI WorldCom, Pacific Gateway Exchange, Inc. and other foreign and U.S.-based long distance providers, including the regional Bells, which presently have FCC authority to resell and route international telecommunication services originating outside of their respective in-region states. Many of these competitors have considerably greater financial and other resources and more extensive domestic and international communications networks than our



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


Telecommunications Group. Our business would be materially adversely affected to the extent that a significant number of such customers limit or cease doing business with our Telecommunications Group for competitive or other reasons. Consolidation in the telecommunications industry could not only create even larger competitors with greater financial and other resources, but could also adversely affect us by reducing the number of potential customers for our Telecommunications Group's services.

         TERMINATION OF OUR CARRIER SERVICE AGREEMENT WITH WORLDCOM NETWORK SERVICES COULD MATERIALLY ADVERSELY AFFECT OUR REVENUES. Our Telecommunications Group has entered into a Carrier Service Agreement with WorldCom Network Services, Inc., a wholly owned subsidiary of MCI WorldCom pursuant to which WorldCom Network Services purchases international long distance services on a wholesale basis. WorldCom Network Services presently provides a significant portion of our service revenues. Termination of the Service Agreement, or any reduction in services provided thereunder, could materially decrease our revenues. WorldCom Network Services is obligated to purchase from our Telecommunications Group at least $25 million a month of such services, provided the services are of acceptable quality and the rates quoted are at least equal to the rates WorldCom Network Services is obtaining from other third party providers. The service agreement is for a one-year term but automatically renews each month, subject to a one year termination notice. Revenues attributable to the Service Agreement for the first six months of 1999 comprised approximately 70% of total revenues of our Telecommunications Group for this period.

         TECHNICAL DIFFICULTIES WITH OR FAILURES IN OUR NETWORK COULD RESULT IN DISSATISFIED CUSTOMERS AND LOSS OF REVENUE. Technical difficulties with or failures in our telecommunications network could result in dissatisfied customers and lost revenue. For example, a failure in a portion of our network could prevent us from delivering telephone calls initiated by our customers. Additionally, technical difficulties with the network could cause the loss of call detail record information, which is the basis for our Telecommunications Group's ability to process and substantiate customer billings. Components of our Telecommunications Group's network have failed in the past which have had a material adverse effect on our Telecommunications Group's operating results. There can be no assurance that similar or other failures will not occur in the future.

         LIMITED LONG-TERM PURCHASE AND RESALE AGREEMENTS AND PRICING PRESSURES FOR TRANSMISSION CAPACITY COULD ADVERSELY AFFECT OUR GROSS MARGINS. A substantial portion of transmission capacity used by our Telecommunications Group is obtained on a variable, per minute and short-term basis, subjecting our Telecommunications Group to the possibility of unanticipated price increases and service cancellations. Since our Telecommunications Group does not generally have long-term arrangements for the purchase or resale of international long distance services, and since rates fluctuate significantly over short periods of time, our Telecommunications Group's gross margins are subject to significant fluctuations over short periods of time. Our Telecommunications Group's gross margins also may be negatively impacted in the longer term by competitive pricing pressures.

         FOREIGN GOVERNMENTS MAY ATTEMPT TO PREVENT OUR TELECOMMUNICATIONS GROUP FROM CONDUCTING ITS BUSINESS. Governments of many countries exercise substantial influence over various aspects of the telecommunications market. In some cases, the government owns or controls companies that are or may become competitors of our Telecommunications Group or companies, such as national telephone companies, upon which our Telecommunications Group and our foreign partners may depend for required interconnections to local




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


telephone networks and other services. Accordingly, government actions in the future could have a material adverse effect on our Telecommunications Group's operations. In highly regulated countries in which our Telecommunications Group is not dealing directly with the dominant local exchange carrier, the dominant carrier may have the ability to route service to our Telecommunications Group or our foreign partner and, if this occurs, we may have limited or no recourse. In countries where competition is not yet fully established and our Telecommunications Group is dealing with an alternative operator, foreign laws may prohibit or impede new operators from offering services in these markets.

         We currently plan to expand our Telecommunications Group's foreign operations as these markets increasingly permit competition. The nature, extent and timing of our foreign operations, however, will be determined, in part, by the actions taken by foreign governments to permit competition and the response of incumbent carriers to these efforts. The regulatory authorities in these countries may not provide our Telecommunications Group with practical opportunities to compete in the near future, or at all, and we may not be able to take advantage of any such liberalization in a timely manner.

         CERTAIN OF OUR TELECOMMUNICATIONS GROUP'S ARRANGEMENTS WITH FOREIGN OPERATORS MAY BE INCONSISTENT WITH FCC POLICIES AND COULD SUBJECT US TO MONETARY PENALTIES OR TERMINATION OF NONCOMPLIANT AGREEMENTS. The FCC could determine, by its own actions or in response to a third party's filing, that certain of our Telecommunications Group's services, service arrangements, agreements with foreign carriers, network-based or resale services or reports do not or did not comply with FCC policies and rules. If this occurred, the FCC could order us to terminate noncompliant arrangements, fine us or revoke our authorizations. The FCC's international private line resale policy limits the conditions under which a carrier may connect international private lines to the telephone network at one or both ends to provide telephone services, commonly known as International Simple Resale. Certain of our Telecommunications Group's service arrangements with foreign operators may be inconsistent with the FCC's international private line resale policy and our Telecommunications Group's existing International Simple Resale authorization.

         The FCC's international private line resale policy limits the conditions under which a carrier may connect international private lines to the telephone network at one or both ends to provide telephone services, commonly known as International Simple Resale. Certain of our Telecommunications Group's service arrangements with foreign operators may be inconsistent with the FCC's international private line resale policy and our Telecommunications Group's existing International Simple Resale authorization.

         The FCC's International Settlement Policy limits the arrangements which U.S. international carriers may enter into with certain foreign carriers for exchanging telecommunications traffic, which the FCC terms International Message Telephone Service. It is possible that the FCC could find that certain of our Telecommunications Group's arrangements with foreign operators are inconsistent with the International Settlement Policy.

         Our Telecommunications Group uses both network-based services and resale services to route its international traffic. The FCC routinely approves arrangements by U.S. international carriers. The FCC's rules also permit carriers in many cases to use International Simple Resale facilities to route traffic via a third country for resale through the telephone network. Certain of our Telecommunications Group's network-based services or resale services may violate the International Settlement Policy or other FCC policies.

         RECENT FCC ACTIONS MAY ADVERSELY AFFECT OUR TELECOMMUNICATIONS GROUP BY INCREASING COMPETITION, WHICH MAY INCREASE PRICING PRESSURES AND DECREASE DEMAND FOR OUR SERVICES. Recent FCC rulemaking orders and other actions have lowered the entry barriers for new carriers and resale international carriers by streamlining the processing of new applications and by eliminating the international settlements policy for arrangements with foreign carriers that lack market power and on other selected routes. In addition, the FCC's rules implementing the World Trade Organization Basic Telecommunications Agreement presume that competition will be advanced by the U.S. entry of carriers and resale carriers from World Trade Organization member countries, thus further increasing the number of potential competitors in the U.S. market and the number of carriers which may also offer end-to-end services. Increased competition may increase pricing pressures, reduce our margins and decrease demand for our services.

         FCC INTERVENTION REGARDING THE SETTLEMENT RATES CHARGED BY FOREIGN CARRIERS MAY DISRUPT OUR TRANSMISSION ARRANGEMENTS TO CERTAIN COUNTRIES. The FCC recently has sought to reduce the foreign routing costs of U.S. international carriers by prescribing maximum or benchmark settlement rates which foreign carriers may charge U.S. carriers for routing telecommunications traffic. The FCC's benchmarks order was recently upheld by the U.S. Court of Appeals for the District of Columbia Circuit. The FCC's action may reduce our Telecommunications Group's settlement costs, although the costs of other U.S. international carriers also may be reduced in a similar fashion. The FCC has not stated how it will enforce the new settlement benchmarks if U.S. carriers are unsuccessful in negotiating settlement rates at or below the prescribed benchmarks. Any future FCC intervention could disrupt our Telecommunications Group's transmission arrangements to certain countries or require our Telecommunications Group to modify its existing arrangements.

         AN FCC ORDER CURRENTLY UNDER REVIEW MAY AFFECT OUR ABILITY TO PRICE OUR SERVICE OFFERINGS. The Telecommunications Act of 1996 permits the FCC to forbear enforcement of the tariff provisions in such act, which apply to all interstate and international carriers, and the U.S. Court of Appeals for the District of Columbia Circuit is currently reviewing an FCC order directing all domestic interstate carriers to de-tariff their offerings. The FCC's order, which is stayed pending the court's review, only applies to domestic services. However, subject to the court's decision, the FCC may forbear its current tariff rules for U.S. international carriers, such as our Telecommunications Group, or order these carriers to de-tariff their services. In that event, our Telecommunications Group would have greater flexibility in pricing its service offerings and to compete, although any such FCC action likely would grant other non-dominant international carriers equivalent freedom. The FCC routinely reviews the contribution rate for various levels of regulatory fees, including the rate for fees levied to support universal service, which fees may be increased in the future for various reasons, including the need to support the universal service programs mandated by The Telecommunications Act of 1996, the total costs for which are still under review by the FCC.

         REGULATION OF CUSTOMERS MAY MATERIALLY ADVERSELY AFFECT OUR REVENUES BY DECREASING THE VOLUME OF TRAFFIC OUR TELECOMMUNICATIONS GROUP RECEIVES FROM MAJOR CUSTOMERS. Our Telecommunications Group's customers are also subject to actions taken by domestic or foreign regulatory authorities that may affect the ability of customers to deliver traffic to our Telecommunications Group. Regulatory sanctions have been imposed on certain of our Telecommunications Group's customers in the past. While such sanctions have not adversely impacted the volume of traffic received by our Telecommunications Group from such customers to date, future regulatory actions could materially adversely affect the volume of traffic received from a major customer, which could materially decrease our revenues.

RISK FACTORS RELATED TO OUR COMMON STOCK

     THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE AND COULD CONTINUE TO FLUCTUATE SUBSTANTIALLY. Our common stock is traded on the Nasdaq National Market. The market price of our common stock has been volatile and could fluctuate substantially based on a variety of factors, including the following:

- announcements of new products or technological innovations by us or others;
-        variations in our results of operations;
-        the gain or loss of significant customers;
-        the timing of acquisitions of businesses or technology licenses;
-        legislative or regulatory changes;
-        general trends in the industry;
-        market conditions; and
-        analysts' estimates and other events in our industry.

         In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many technology companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

         SIGNIFICANT VARIANCE IN OUR QUARTERLY OPERATING RESULTS COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK. In future quarters, our results of operations may fail to meet the expectations of market analysts and investors, which may adversely affect the price of our common stock. Our quarterly operating results have varied significantly in the past and are expected to do so in the future.

         In response to competitive pressures or new product and service introductions, we may take certain pricing or marketing actions that could materially adversely affect our quarterly operating results. We base our expense levels, in part, on our expectations of future sales. If future sales levels are below expectations, then we may be unable to adjust spending sufficiently in a timely manner to compensate for the unexpected sales shortfall.

         Accordingly, we believe that you should not rely upon period-to-period comparisons of our operating results as an indication of our future performance. In addition, the operating results of any quarterly period are not indicative of results that you should expect for a full fiscal year. Historically, we have generated a disproportionate amount of our operating revenues toward the end of each quarter, making precise prediction of revenues and earnings particularly difficult and resulting in risk of variance of actual results from those forecast at any time.

FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference in this prospectus contain certain information regarding our plans and strategies that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus or in the documents incorporated by reference, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar terms and/or expressions are intended to identify forward-looking statements. These statements reflect our assessment of a number of risks and uncertainties and our actual results could differ materially from the results anticipated in these forward-looking statements. Any forward-looking statement speaks only as of the date of this prospectus or the documents incorporated by reference, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event.

                               RECENT DEVELOPMENTS

         On August 17, 1999 we announced that we had entered into a definitive merger agreement with FaciliCom International, Inc., a privately owned company that is a leading facilities-based provider of European and U.S. originated international long-distance voice, data and Internet services. Pursuant to the terms of the agreement, the shareholders of FaciliCom will receive approximately $436 million in consideration, primarily in the form of World Access Convertible Preferred Stock, Series C. The Preferred Stock bears no dividend and is convertible into shares of World Access common stock at a conversion rate of $20.38 per common share, subject to potential adjustment under certain circumstances. If the closing trading price of World Access common stock exceeds $20.38 per share for 60 consecutive trading days, the Preferred Stock will automatically convert into common stock. Initially, the holders of the Preferred Stock will be entitled to elect four new directors to the World Access Board of Directors. Except for certain other specified matters, the holders of the Preferred Stock will vote on an as-converted basis with the holders of World Access common stock. In addition, World Access will assume $300 million of FaciliCom 10.5% Senior Notes due 2008.

         The transaction is conditioned upon a majority of the holders of FaciliCom Senior Notes allowing World Access to assume the Senior Notes, waive any put rights triggered by the merger and make certain amendments. The merger is also subject to the approval of World Access shareholders and certain regulatory agencies. Certain shareholders of World Access (including MCI WorldCom, Brown Brothers Harriman and senior members of management) and the Armstrong Group of Companies, FaciliCom's majority shareholder, have entered into a Voting Agreement whereby they have committed to vote in favor of the merger. The merger is expected to close in the fourth quarter of 1999 and will be accounted for as a purchase transaction.

                                 USE OF PROCEEDS

         Neither we nor WA Telcom will receive any proceeds from the sale of the securities offered by this prospectus. Rather, all proceeds will be payable solely to the selling security holders, less any compensation payable by the selling security holders to broker dealers in the form of commissions or otherwise.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

         The following Unaudited Pro Forma Combined Statement of Operations of World Access gives effect to the consummation of the following two transactions that World Access completed during 1998: (1) the acquisition of Telco Systems, Inc. which was completed on November 30, 1998 and (2) the acquisition of Cherry Communications Incorporated, d/b/a Resurgens Communications Group, and Cherry Communications U.K. Limited which was completed on December 15, 1998, as if the acquisitions had occurred on January 1, 1998. Cherry Communications Incorporated and Cherry Communications U.K. are collectively referred to in these pro forma combined financial statements as Resurgens. Both of the acquisition transactions above have been accounted for using the purchase method of accounting.

         In connection with the acquisitions, World Access recorded a charge representing the portion of the purchase price allocated to in-process research and development of $50.3 million. Since this charge is directly related to the acquisition and will not recur, the Unaudited Pro Forma Combined Statements of Operations have been prepared excluding this one-time non-recurring charge.

         The Unaudited Pro Forma Combined Statement of Operations is not necessarily indicative of the future results of operations or results that might have been achieved if the acquisitions had been consummated as of the indicated dates. The Unaudited Pro Forma Combined Statement of Operations should be read in conjunction with the historical consolidated financial statements of World Access, Resurgens and Telco, and the related notes to those historical consolidated financial statements.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      (in thousands, except per share data)

                                                                                                 Pro Forma          Pro Forma
                                              World Access(A)        Telco     Resurgens        Adjustments         Combined
                                              ---------------        -----     ---------        -----------         --------
Equipment Sales                                   $   138,900     $ 96,367     $               $                    $ 235,357
Carrier service                                        13,143                   126,324                               139,467
                                                  -----------     --------     --------        ---------            ---------
     Total Sales                                      152,133       96,367      126,324                0              374,824
Cost of equipment sold                                 73,842       64,416                          (400) (B)         137,858
Write-down of inventories                               9,292                                                           9,292
Cost of carrier sales                                  12,522                   145,043           (1,230) (C)         156,335
Amortization of acquired technology                       446                                      3,896  (D)           4,342
                                                  -----------     --------     --------        ---------            ---------

     Total Cost of Sales                               96,102       64,416      145,043            2,266              307,827
                                                  -----------     --------     --------        ---------            ---------

     Gross Profit                                      56,031       31,951      (18,719)          (2,266)              66,997
Research and development                                6,842       15,265                                             22,107
Selling, general and administrative                    19,984       22,884       38,569              779  (E)          82,216
Amortization of goodwill                                4,255                                      5,574  (F)           9,829
In-process research and development                   100,300                                    (50,300) (G)          50,000
Goodwill impairment                                     6,200                                                           6,200
Provision for doubtful accounts                        11,332                     2,294                                13,626
Restructuring and other charges                        17,240                                                          17,240
                                                  -----------     --------     --------        ---------            ---------

     Operating Income (Loss)                         (110,122)      (6,198)     (59,582)          41,681             (134,221)
Interest and other income                               3,419          467         (817)                                3,069
Interest expense                                       (6,832)                   (8,640)                              (15,472)
                                                  -----------     --------     --------        ---------            ---------

     Income (Loss) from Continuing
        Operations Before Income
        Taxes and Minority Interests                (113,535)       (5,731)     (69,039)          41,681             (146,624)

Income taxes (benefits)                               (1,387)                                     (1,172) (H)          (2,559)
                                                  -----------     --------     --------        ---------            ---------

     Income (Loss) from Continuing
        Operations Before Minority                  (112,148)       (5,731)     (69,039)          42,853             (144,065)
        Interests
Minority interests in earnings of
 subsidiary                                            2,497                                                            2,497
                                                  -----------     --------     --------        ---------            ---------

     Income (Loss) From Continuing
        Operations                                $ (114,645)     $ (5,731)    $(69,039)       $  42,853            $(146,562)
                                                  ==========      =========    ========        =========            =========
Income (Loss) Per Common Share
    From Continuing Operations
         Basic                                    $    (5.19)                                                       $   (4.29)
                                                  ==========                                                        =========
         Diluted                                  $    (5.19)                                                           (4.29)
                                                  ==========                                                        =========
Weighted Average Shares Outstanding
         Basic                                        22,073                                                           34,127
                                                  ==========                                                        =========
         Diluted                                      22,073                                                           34,127
                                                  ==========                                                        =========

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998


         (A) This column represents the historical results of operations of World Access and its subsidiaries for the year ending December 31, 1998. Included in these results are the results for the following businesses from their respective dates of acquisition: Advanced TechCom, Inc. - January 1998; NACT Telecommunications, Inc. - February 1998; Telco - November 1998; and Resurgens - December 1998.


         (B) Record an adjustment to depreciation expense related to the write-down of certain redundant equipment at Telco.

         (C) Record an adjustment to depreciation expense for the adjustment to fair market value of switching equipment and the adjustment to amortization expense for the adjustment to fair market values of the license agreements at Resurgens.

         (D) Amortization of acquired technology relating to the acquisition of Telco over 8 years.

         (E)      Amortization of trademarks of Telco over 8 years.

         (F) Amortization of unallocated excess purchase price over net assets acquired over 15 - 20 years.

         (G) Eliminate the one-time non-recurring in-process research and development charge recorded in connection with the Telco acquisition.

         (H) Adjust tax provision for the tax benefit of the pro forma adjustments.


                            SELLING SECURITY HOLDERS

         World Access issued the shares of common stock offered by this prospectus in private placement transactions with the holders named below in transactions exempt from the registration requirements of the Securities Act. The selling security holders may from time to time offer and sell any or all of these shares pursuant to this prospectus. For purposes of this prospectus, the term selling security holder includes the holders named below, the beneficial owners of these shares and their transferees, pledgees, donees or other such successors.

         The following table sets forth information with respect to the selling security holders and the shares beneficially owned by them as of August 30, 1999, that they may offer pursuant to this prospectus. We have obtained this information from the selling security holders.




                              Shares of Common Stock     Shares of          Shares of Common              Percentage of Common
                                 Beneficially           Common Stock     Stock Beneficially Owned        Stock Beneficially Owned
Selling Security Holders   Owned Prior to Offering(1)  Offered Hereby   Upon Completion of Offering     Upon Completion of Offering
------------------------   --------------------------  --------------   ---------------------------     ---------------------------
James E. Bennett (2)                97,389                35,797                 61,592                               *
Paul G. Blaser (3)                  17,941                 3,333                 14,608                               *
Thomas R. Canham (4)               221,822                96,000                125,822                               *
Drew H. Davis (5)                    6,586                 1,671                  4,915                               *
Eagle Telephonics, Inc.            114,946               114,946                      0                               *
Largo Holdings Ltd. (6)            161,131                35,797                125,334                               *
Moore Family Holdings Ltd. (7)      14,467                 6,226                  8,241                               *
Lewis L. Roberts, Jr. (8)            7,525                 1,645                  5,880                               *
Brian A. Schuchman (9)             221,822                96,000                125,822                               *
Robert E. Schwartz (10)              3,823                 1,645                  2,718                               *
                                   -------               -------                -------

     Totals                        867,452               393,060                474,932

-------------

*        Less than one percent.
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise noted, World Access believes that all persons named in the table have sole voting and investment power with respect to the shares beneficially owned by them.
(2) Includes 31,592 shares which were placed in escrow in connection with World Access' acquisition of Galaxy Engineering Services, Inc. in August 1997. These shares will be released to Mr. Bennett, a former principal of Galaxy, upon Galaxy's realization of certain levels of profitability during 1999 and 2000.
(3) Includes (a) 2,942 shares which were placed in escrow in connection with the acquisition of Galaxy and (b) 5,666 shares pledged to World Access to secure a promissory note due March 31, 2000. Mr. Blaser is the Vice President of U.S. Operations for Galaxy.
(4) Includes 85,000 shares which were placed in escrow in connection with World Access' acquisition of Desert Installation Systems, Inc. in February 1999. These shares will be released to Mr. Canham if World Access realizes certain levels of profitability from the operations of Desert during 1999 and 2000. Mr. Canham is an Executive Vice President of Cellular Infrastructure Supply, Inc., a wholly-owned subsidiary of World Access.
(5) Includes (a) 1,474 shares which were placed in escrow in connection with the acquisition of Galaxy and (b) 2,857 shares pledged to secure the Galaxy promissory note. Mr. Davis is the Director of Engineering for Galaxy.
(6) Includes 31,594 shares which were placed in escrow in connection with the acquisition of Galaxy. Joseph W. Forbes, Jr., President of Galaxy, is the general partner of Largo Holdings Ltd.
(7) Includes 5,494 shares which were placed in escrow in connection with the acquisition of Galaxy. Roy J. Moore, a former principal of Galaxy, is the general partner of Moore Family Holdings Ltd.
(8) Includes (a) 1,452 shares which were placed in escrow in connection with the acquisition of Galaxy and (b) 2,928 shares pledged to secure the Galaxy promissory note. Mr. Roberts is the Director of Advanced Technology for Galaxy.
(9) Includes 85,000 shares which were placed in escrow in connection with the acquisition of Desert. Mr. Schuchman is the President of Cellular Infrastructure.
(10) Includes 1,452 shares which were placed in escrow in connection with the acquisition of Galaxy. Mr. Schwartz is the former Controller of Galaxy.

         Except as noted above, none of the selling security holders has, or within the past three years has had, any position, office or other material relationship with World Access or any of our predecessors or affiliates. The selling security holders identified above may have sold, transferred or otherwise disposed of all or a portion of their shares, in transactions exempt from the registration requirements of the Securities Act, since the date on which they provided the information regarding their shares. If required, we may identify and provide additional selling security holders and information with respect to them in one or more prospectus supplements.

                              PLAN OF DISTRIBUTION

         The selling security holders may offer all or part of the shares included in this prospectus from time to time in transactions on applicable exchanges or automated interdealer quotation systems, in privately negotiated transactions, through the writing of options on the securities offered by this prospectus, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each selling security holder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The methods by which the selling security holders may resell their shares include, but are not limited to, the following:


         - a cross or block trade in which the broker or dealer engaged by a selling security holder will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;


         - purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

         - an exchange distribution in accordance with the rules of such exchange;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         -        privately negotiated transactions;

         - short sales or borrowing, returns and reborrowings of the shares pursuant to stock loan agreements to settle short sales;

         - delivery in connection with the issuance of securities by issuers, other than us, that are exchangeable for (whether on an optional or mandatory basis), or payable in, such shares (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such shares may be distributed; and

         -        a combination of any such methods of sale or distribution.


         In effecting sales, brokers or dealers engaged by a selling security holder may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from a selling security holder or from the purchasers in amounts to be negotiated immediately prior to the sale. A selling security holder may also sell the shares in accordance with Rule 144 or Rule 144A under the Securities Act or pursuant to other exemptions from registration under the Securities Act.

         If the securities offered by this prospectus are sold in an underwritten offering, the underwriters may acquire them for their own account and may further resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a prospectus supplement relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the securities specified in such prospectus supplement if any such shares are purchased. Brokers who borrow the securities to settle short sales of securities and who wish to offer and sell the securities under circumstances requiring use of the prospectus or making use of the prospectus desirable may use this prospectus.

         From time to time the security holders may engage in short sales, short sales against the box, puts, calls and other transactions in our securities, or derivatives thereof, and may sell and deliver the shares offered by this prospectus in connection therewith.

         We will not receive any of the proceeds from the sales of the securities by the security holders pursuant to this prospectus. We will, however, bear certain expenses in connection with the registration of the securities being offered by the selling security holders, including all costs incident to the offering and sale of the securities to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

         Our common stock is listed for trading on the Nasdaq National Market, and the shares offered by this prospectus have been approved for quotation on Nasdaq.

         In order to comply with the securities laws of certain states, the selling security holders may only sell the securities through registered or licensed brokers or dealers. In addition, in certain states, the selling security holders may only sell the securities if they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements of such state is available and is complied with.

         A selling security holder, and any broker dealer who acts in connection with the sale of shares hereunder, may be deemed an underwriter within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the securities as principal might be deemed underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling security holders, any underwriters and certain other participants in an underwriting or distribution of the securities and their directors, officers, employees and agents against certain liabilities including liabilities arising under the Securities Act. Because the selling security holders may be deemed underwriters within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act.

         We will use our best efforts to keep the registration statement of which this prospectus is a part effective for a period of two years from its initial effective date. We are permitted to suspend the use of this prospectus in connection with the sales of securities by selling security holders upon the happening of certain events. These include the existence of any fact that makes any statement of material fact made in this prospectus untrue or that requires the making of additions to or changes in this prospectus in order to make the statements herein not misleading. The suspension will continue until such time as we advise the selling security holders that use of the prospectus may be resumed, in which case the period of time during which we are required to maintain the effectiveness of the registration statement shall be extended. World Access will bear the expense of preparing and filing the registration statement and all post-effective amendments.

                                  LEGAL MATTERS

         Long Aldridge & Norman LLP, Atlanta, Georgia, has passed upon certain legal matters regarding the securities offered by this prospectus.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K/A for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         The financial statements of World Access, Inc. as of December 31, 1997 and for each of the two years in the period ended December 31, 1997 incorporated in this prospectus by reference to the Annual Report on Form 10-K/A of World Access, Inc. for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, dated March 5, 1998, except for the discontinued operations described in Note D, which are as of April 9, 1999, given on the authority of that firm as experts in auditing and accounting.

         Ernst & Young LLP, independent auditors, have audited the combined financial statements of Cherry Communications Incorporated (d/b/a Resurgens Communications Group) and Cherry Communications U.K. Limited at December 31, 1997 and for the year then ended, included in our Current Report on Form 8-K filed on July 27, 1998, as amended by Amendment No. 1 on Form 8-K/A filed on September 4, 1998, and Amendment No. 2 on Form 8-K/A filed on September 25, 1998, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company's ability to continue as a going concern as described in note 2 to the combined financial statements) which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         Grant Thornton LLP, independent auditors, have audited the combined financial statements of Cherry Communications Incorporated (d/b/a Resurgens Communications Group) and Cherry Communications U.K. Limited at December 31, 1996 and 1995 and for the years then ended, included in our Current Report on Form 8-K filed on July 27, 1998, as amended by Amendment No. 1 on Form 8-K/A filed on September 4, 1998, and Amendment No. 2 on Form 8-K/A filed on September 25, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Grant Thornton LLP's report, given on their authority as experts in accounting and auditing.

         Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Telco Systems, Inc. at August 30, 1998 and August 31, 1997, and for each of the three years in the period ended August 30, 1998 included in our Registration Statement on Form S-4 filed on November 10, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         Federal securities laws require us to file information with the Securities and Exchange Commission concerning our business and operations. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

                           New York Regional Office
                           Seven World Trade Center
                           Suite 1300
                           New York, New York 10048

                           Chicago Regional Office
                           Northwest Atrium Center
                           500 West Madison Street
                           Suite 1400
                           Chicago, Illinois 60661


         You can get additional information about the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the Commission. You can also inspect information about us at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.


         This prospectus is part of a registration statement that we filed with the Commission and omits certain information contained in the registration statement as permitted by the Commission. Additional information about the Company and our common stock is contained in the registration statement on Form S-3 of which this Prospectus forms a part, including certain exhibits and schedules. You can obtain a copy of the registration statement from the Commission at the street address or Internet site listed above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



         The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling security holders sell all their shares offered by this prospectus.

         We have filed the following documents with the Commission:

         - Our Current Report on Form 8-K filed on August 19, 1999 (event date: August 17, 1999) (File Number 0-29782);

         - Our Current Report on Form 8-K filed on July 14, 1999 (event date: June 30, 1999) (File Number 0-29782);

         - Our Current Report on Form 8-K filed on May 3, 1999 (event date: April 21, 1999) (File Number 0-29782);

         - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File Number 0-29782);

         - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as amended by Form 10-Q/A filed on August 31, 1999 (File Number 0-29782);


         - Our Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Form 10-K/A filed on August 31, 1999 (File Number 0-29782);

         - The combined financial statements of Cherry Communications Incorporated (d/b/a/ Resurgens Communications Group) and Cherry Communications U.K. Limited included in WA Telcom's Current Report on Form 8-K filed on July 27, 1998 (event date:
                  July 20, 1998), as amended by Amendment No. 1 on Form 8-K/A filed on September 4, 1998, and Amendment No. 2 on Form 8-K/A filed on September 25, 1998;

         -        The consolidated financial statements of Telco Systems, Inc.
                  included in our Registration Statement on Form S-4 (No. 333-67025), as filed with the Commission on November 10, 1998.

         - Our description of the common stock included in the Registration Statement on Form S-4 (No. 333-67025), as filed with the Commission on November 10, 1998.


         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:


                           945 E. Paces Ferry Road
                           Suite 2200
                           Atlanta, Georgia 30326
                           Attention:  Mr. Mark A. Gergel
                                       Chief Financial Officer
                           Telephone:  (404) 231-2025

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling security holders can not offer any of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of the respective document.


         We have not authorized anyone, including brokers and dealers, to give any information or make any representation not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or any other person.

         This prospectus does not constitute an offer to sell or solicitation of any offer to buy any of the securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         SEC Registration Fee..................................    $  1,253
         Nasdaq Additional Listing Fee.........................       7,861
         Accounting Fees and Expenses..........................      75,000
         Legal Fees and Expenses...............................      50,000
         Printing and Mailing Expenses.........................      10,000
         Miscellaneous Expenses................................       5,886
                                                                   --------

         Total.................................................    $150,000
                                                                   ========

         The foregoing items, except for the SEC Registration Fee and the Nasdaq Additional Listing Fee, are estimated. We will pay all of the above expenses. The selling security holders will pay their own expenses, including expenses of their own counsel, broker or dealer fees, discounts and expenses, and all transfer and other taxes on the sale of the shares of common stock offered by this prospectus.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 102 of the Delaware General Corporation Law ("DGCL") allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or to any of its security holders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

         Section 145 of the DGCL provides that in the case of any action other than one by or in the right of the corporation, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 145 of the DGCL provides that in the case of an action by or in the right of a corporation to procure a judgment in its favor, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action or suit by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth in the preceding paragraph, except that no indemnification may be made in respect of any action or claim as to which such person shall have been adjudged to be liable to the corporation unless a court determines that such person is fairly and reasonably entitled to indemnification.


         Articles X and XI of the World Access, Inc. Restated Certificate of Incorporation provide for indemnification of directors, officers and employees to the fullest extent permissible under the DGCL.

         Officers and directors of World Access are presently covered by insurance which (with certain exceptions and with certain limitations) indemnifies them against any losses or liabilities arising from any alleged "wrongful act" including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. The cost of such insurance is borne by World Access as permitted by the DGCL.

         World Access has entered into separate indemnification agreements with its directors and non-director officers at the level of Vice President and above. These indemnification agreements provide as follows:


         - there is a rebuttable presumption that the director or officer has met the applicable standard of conduct required for indemnification;

         - World Access will advance litigation expenses to a director or officer at his request provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses;

         - World Access will indemnify a director of officer for amounts paid in settlement of a derivative suit;

         - in the event of a determination by the disinterested members of the board of directors or independent counsel that a director or officer did not meet the standard of conduct required for indemnification, the director or officer may contest this determination by petitioning a court or commencing any arbitration proceeding conducted by a single arbitrator pursuant to the rules of the American Arbitration Association to make an independent determination of whether such director or officer is entitled to indemnification under his indemnification agreement; and

         - World Access will reimburse a director or officer for expenses incurred enforcing his rights under his indemnification agreement.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (A) EXHIBITS. The following exhibits are filed as part of this registration statement.

Exhibit No.       Description of Exhibit
-----------       ----------------------

5.1*              Opinion of Long Aldridge & Norman LLP.

23.1*             Consent of Long Aldridge & Norman LLP (included in Exhibit
                  5.1).

23.2 Consent of Ernst & Young LLP with respect to the financial statements of World Access, Inc.

23.3 Consent of PricewaterhouseCoopers LLP with respect to the financial statements of World Access, Inc.

23.4 Consent of Ernst & Young LLP with respect to the financial statements of Cherry Communications Incorporated (d/b/a
                  Resurgens Communications Group) and Cherry Communications U.K.
                  Limited.

23.5 Consent of Grant Thornton LLP with respect to the financial statements of Cherry Communications Incorporated (d/b/a
                  Resurgens Communications Group) and Cherry Communications U.K.
                  Limited.

23.6 Consent of Ernst & Young LLP with respect to the financial statements of Telco Systems, Inc.

24.1*             Power of Attorney of World Access.

---------------
*    Previously filed.


(B) FINANCIAL STATEMENT SCHEDULE. The financial statement schedule that is required by Regulation S-X is incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 1998.

ITEM 17.  UNDERTAKINGS.

         The undersigned registrants hereby undertake:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrants pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


         The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atlanta, state of Georgia, on August 31, 1999.

                                    WORLD ACCESS, INC.
                                    (formerly known as "WAXS INC.")


                                    By:  /s/ John D. Phillips
                                         ---------------------------------------
                                         John D. Phillips
                                         Chairman, President and Chief Executive
                                         Officer

         Pursuant to the requirements of the Securities Act, this Amendment has been signed by the following persons in the capacities indicated as of August 31, 1999.

     SIGNATURES                        TITLE


/s/ John D. Phillips              Chairman, President and Chief Executive
-------------------------         Officer (Principal Executive Officer)
    John D. Phillips


/s/ Mark A. Gergel                Director, Executive Vice President
-------------------------         and Chief Financial Officer (Principal
    Mark A. Gergel                Financial Officer)

/s/ Martin D. Kidder              Vice President and Corporate
-------------------------         Controller (Principal Accounting
    Martin D. Kidder              Officer)

         /s/*                     Director
-------------------------
    Stephen J. Clearman


         /s/*                     Director
-------------------------
     John P. Imlay, Jr.


         /s/*                     Director
-------------------------
     Carl E. Sanders


                                  Director
-------------------------
     Lawrence C. Tucker


*By: /s/ Mark A. Gergel
     -------------------------
         Mark A. Gergel,
         Attorney-in-fact

                                  EXHIBIT INDEX

    Exhibit Number                   Description of Exhibit
    --------------                   ----------------------

            5.1*        Opinion of Long Aldridge & Norman LLP.

            23.1*       Consent of Long Aldridge & Norman LLP (included in
                        Exhibit 5.1).

            23.2 Consent of Ernst & Young LLP with respect to the financial statements of World Access, Inc.

            23.3 Consent of PricewaterhouseCoopers LLP with respect to the financial statements of World Access, Inc.

            23.4 Consent of Ernst & Young LLP with respect to the financial statements of Cherry Communications
                        Incorporated (d/b/a Resurgens Communications Group) and
                        Cherry Communications U.K. Limited.

            23.5 Consent of Grant Thornton LLP with respect to the financial statements of Cherry Communications
                        Incorporated (d/b/a Resurgens Communications Group) and
                        Cherry Communications U.K. Limited.

            23.6 Consent of Ernst & Young LLP with respect to the financial statements of Telco Systems, Inc.

            24.1*       Power of Attorney of World Access.

---------------
* Previously filed.